RECEIVED

2004 OCT -4 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04045249

December 12, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 12, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

X-Cal Resources Ltd.

TSX/XCL **December 12, 2002**

News Release

Drilling Planned for Sleeper

X-Cal Resources Ltd. has received the preliminary drilling plan from the Sleeper drill target team led by Keith Blair, MSc.

The plan calls for a total footage of approximately 64,000 ft. to begin testing eight target areas within the 30 square mile Sleeper property. In general terms the drill plan requests 38 holes which are roughly divided between targets that are in proximity to the mine site and three early stage target areas located east of the mine.

The first target to be tested includes what is now known as the "chicken track vein", located east of the mine site. A detailed description of this area can be found in the Geologic Due Diligence report at www.x-cal.com (See pages 10 & 11 of Due Diligence under "Current Reports"). The silica/after calcite "chicken track" texture of the vein typically occurs above a boiling or gold deposition zone. Recent surface sampling has returned encouraging values of 0.02 opt Au and 1.84 opt Ag as an indication of precious metals. Five drill holes will test this area for a deeper higher grade zone. Drilling will commence a.s.a.p.

The other targets in the preliminary drill plan will be described in more detail as they are tested in series.

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Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.